December 6, 2012

VIA E-MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Schiff Nutrition International, Inc.
Schedule TO filed November 16, 2012, as amended, by Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group PLC
File No. 005-51083

Dear Mr. Duchovny:

Reference is made to the tender offer materials included in the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO, dated November 21, 2012, as further amended by Amendment No. 2 to the Schedule TO, dated November 27, 2012, by Ascot Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company (“Parent”), an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent,” and together with Purchaser

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and Parent, collectively, referred to as the “Bidder,” “us,” “our” or “we”). The Schedule TO, as amended, relates to the offer to purchase all of the shares of Class A common stock of Schiff Nutrition International, Inc., a Delaware corporation (“Schiff” or the “Company”), par value $0.01 per share (the “Class A Shares”), and all of the shares of Class B common stock of the Company, par value $0.01 per share together with the Class A Shares, the “Shares”), that are issued and outstanding, at a price of $42.00 per Share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase, dated November 27, 2012, and in the related amended and restated letter of transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

By letter dated December 4, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided us with its comments on the Schedule TO. In response to the Comment Letter, Purchaser has today filed with the Commission Amendment No. 3 to the Schedule TO (“Amendment No. 3”), wherein we intend to change or supplement the disclosure in the Schedule TO in response to a number of the Staff’s comments.

The information provided in response to the Comment Letter has been supplied by Bidder, which is responsible for the adequacy and accuracy of the disclosure in the filings.  Bidder also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and that Bidder may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered paragraphs correspond to the numbered paragraphs set forth in the Comment Letter.  Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Schedule TO.

Offer to Purchase

General

1.                                      We note that the company has entered into the transaction bonus letter agreement with three of its officers for a payment to be made to each officer upon the completion of the tender offer. Please provide us your analysis of the payments due the three officers and your compliance with Rule 14d-10(a)(2).

Response:                                        The amended and restated transaction bonus letters (the “Transaction Bonus Letters”) provide for a cash payment to the named executives if the Offer Acceptance Date occurs on or before December 31, 2012, and the

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named executive remains employed on such date or is terminated by the Company without cause (as defined in each executive’s employment agreement).

Each member of the Compensation Committee of the Board of the Company was determined to be an “independent director” as defined under Section 303A.02 of the New York Stock Exchange Listed Company Manual and each such member of the Compensation Committee is “independent” in accordance with the provisions of Instruction 1 to Rule 14d-10(d)(2) under the Exchange Act.  The Compensation Committee reviewed and evaluated the Transaction Bonus Letters and approved such Transaction Bonus Letters as an “employment compensation, severance or other employee benefits arrangement,” as defined under Rule 14d-10(d)(1) under the Exchange Act, and such Transaction Bonus Letters are not calculated based on the number of securities that the security holder owns or tenders in the Offer.

As a result, we believe that the new compensation arrangements comply with the nonexclusive safe harbor set forth in Rule 14d-10(d)(2).

Cover Page

2.                                      Please revise your disclosure to state the number of shares that must be tendered such that the exercise of the top-up option would result in your ownership of sufficient shares to allow you to effect a short-form merger after the expiration of the offer.

Response:                                        In response to the Staff’s comment,  we added disclosure to Amendment No. 3 to specify that a minimum of 27,402,905 Shares must be tendered so that the exercise of the top-up option would result in our ownership of sufficient shares to effect the short-form merger.

Procedures for Accepting the Offer and Tendering Shares, page 18

3.                                      Please refer to the last paragraph on page 20. It appears that the effect of the disclosure is that you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied (among other purposes), shares tendered pursuant to guaranteed delivery procedures. Thus, the disclosure appears to have the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

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Response:                                        In response to the Staff’s comment,  Amendment No. 3 amends the disclosure in the last paragraph on page 20 regarding shares tendered pursuant to guaranteed delivery procedures to delete the phrase “unless determined otherwise by Purchaser” at the end of that paragraph.

Certain Information Concerning Purchaser, Parent and Ultimate Parent, page 27

4.                                      We note your disclaimer of responsibility for information provided to you by the Company. You may not disclaim disclosure appearing in your own document. Please revise.

Response:                                        In response to the Staff’s comment,  Amendment No. 3 deletes the disclaimer which was in the second sentence in the first paragraph of item 7 on page 27 of the Offer.

Source and Amount of Funds, page 29

5.                                      Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the existing or new credit facilities that the bidders may use to pay for tendered securities.

Response:                                        In response to the Staff’s comment, Amendment No. 3 includes the following additional disclosure:

All funding for the acquisition of the Shares in the Offer and the Merger will be provided to Purchaser by Ultimate Parent and its affiliates in the form of loans and/or capital contributions.  The source of such funding is expected to be from cash on hand and/or borrowings under an approximately $6 billion privately-issued unsecured commercial paper program established by the Ultimate Parent and certain of its subsidiaries for certain acquisition and working capital needs.  The commercial paper program was established in the name of Reckitt Benckiser Treasury Services plc, as issuer, with JPMorgan Chase Bank, N.A. as issuing and paying agent and is unconditionally and irrevocably guaranteed by Ultimate Parent.  Interest rates under the commercial paper facility are based on market conditions at the time of issuance and the duration of borrowing and recently have ranged from 0.20% per annum to less than 0.8% per annum.  Maturities for notes issued under the commercial paper facility can extend up to 364 days from the date of issuance. The commercial paper facility is rated investment grade by each of Moody’s and Standard & Poor’s and the issuance of notes under the facility is not subject to any material conditions.  Any drawing under the commercial paper program in connection with the acquisition of the Shares is expected

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to be repaid in the ordinary course of operation from operating revenues of the Ultimate Parent and its subsidiaries.

*  *  *  *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned (212-373-3033) or Kelley D. Parker, Esq. (212-373-3136).

Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to my attention at the address stated above.

Very truly yours,

/s/ Toby S. Myerson

Toby S. Myerson

cc:  Bill Mordan, Reckitt Benckiser Group plc